EXHIBIT 15

Reading & Bates Corporation:

       We are aware that Reading & Bates Corporation has incorporated by reference in this Registration Statement its Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995, which includes our report dated April 19, 1995 covering the unaudited interim financial information for the quarter ended March 31, 1995 and our report dated July 18, 1995 covering the unaudited interim financial information for the quarter ended June 30, 1995, respectively contained therein. Pursuant to Regulation C of the Securities Act of 1933, those reports are not considered a part of the Registration Statement prepared or certified by our Firm or reports prepared or certified by our Firm within the meaning of Sections 7 and 11 of the Act.


ARTHUR ANDERSEN LLP


Houston, Texas
September 15, 1995